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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9
                                (Rule 14D-101)

         Solicitation/Recommendation Statement Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                               ----------------

                        WESLEY JESSEN VISIONCARE, INC.
                           (Name of Subject Company)

                        WESLEY JESSEN VISIONCARE, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                   951018100
                     (CUSIP Number of Class of Securities)

                               ----------------

                               EDWARD J. KELLEY
                            Chief Financial Officer
                        Wesley Jessen VisionCare, Inc.
                            333 East Howard Avenue
                          Des Plaines, IL 60018-5903
                           Telephone: (847) 294-3000
(Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                With a Copy to:

                             Roger S. Aaron, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                                (212) 735-3000

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Item 1. Subject Company Information.

   (a) The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Wesley Jessen VisionCare, Inc., a Delaware corporation ("Wesley Jessen"). The address of the principal executive offices of Wesley Jessen is 333 East Howard Avenue, Des Plaines, Illinois 60018-5903. The telephone number of the principal executive offices of Wesley Jessen is (847) 294-3000.

   (b) The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of Wesley Jessen (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of November 16, 1999 (as amended by Amendment No. 1 to Rights Agreement, dated March 20, 2000, the "Rights Agreement"), between Wesley Jessen and American Stock Transfer & Trust Company/Inc., as Rights Agent (the "Rights Agent"). As of April 7, 2000, there were 18,175,585 shares of Common Stock issued of which 17,642,312 shares were outstanding and 533,273 shares were held in the treasury of Wesley Jessen.

Item 2. Identity and Background of Filing Person.

   (a) The name, address and telephone number of Wesley Jessen, which is the person filing the Schedule 14D-9, are set forth in Item 1(a) above.

   (b) This Schedule 14D-9 relates to the tender offer by Dylan Acquisition Inc., a New York corporation ("Purchaser") and a wholly owned subsidiary of Bausch & Lomb Incorporated, a New York corporation ("Bausch & Lomb"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated April 3, 2000, to purchase all outstanding Shares at a purchase price of $34.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 3, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments and supplements thereto collectively constitute the "Bausch & Lomb Offer").

   As set forth in the Schedule TO, the principal executive offices of Bausch & Lomb and Purchaser are located at One Bausch & Lomb Place, Rochester, New York 14604-2701.

   According to the Schedule TO, the purpose of the Bausch & Lomb Offer is to acquire control of, and ultimately the entire equity interest in, Wesley Jessen. Bausch & Lomb discloses in the Schedule TO that it is seeking to enter into negotiations with Wesley Jessen with respect to a merger with Purchaser (the "Proposed Bausch & Lomb Merger"). According to the Schedule TO, promptly after completion of the Bausch & Lomb Offer, Purchaser intends to seek to have Wesley Jessen effect a merger between Wesley Jessen and Purchaser or its subsidiary, pursuant to which each then outstanding Share not owned by Bausch & Lomb or Purchaser (other than Shares held by Wesley Jessen shareholders who perfect their appraisal rights under Delaware law), would be converted pursuant to the terms of the Proposed Bausch & Lomb Merger into the right to receive an amount in cash equal to the per Share price paid pursuant to the Bausch & Lomb Offer, without interest.

   According to the Schedule TO, the Bausch & Lomb Offer is subject to the fulfillment of various conditions, including among other things, the tender of a majority of the outstanding Shares and the redemption of Rights.

   In addition, according to the Schedule TO, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), pay for, and may delay the acceptance for payment or, subject to any applicable rules and regulations of the SEC, the payment for any tendered Shares, and may terminate the Bausch & Lomb Offer as to any Shares not then paid for, if, in the sole judgment of Bausch & Lomb or Purchaser, at or prior to the expiration date of the Bausch & Lomb Offer any one or more of the conditions in the Bausch & Lomb Offer has not been satisfied.

   On March 27, 2000, Bausch & Lomb notified Wesley Jessen of Bausch & Lomb's intention to nominate three individuals as directors to the Board of Directors of Wesley Jessen (the "Wesley Jessen Board") at Wesley

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Jessen's annual meeting of shareholders to be held in 2000 (the "Bausch & Lomb
Nomination"). The Wesley Jessen Board has set June 23, 2000, as the date for its annual meeting of shareholders. Shareholders of record as of May 1, 2000 will be eligible to vote at the meeting.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Except as set forth herein or under the headings "Certain Relationships and Related Transactions," "Stock Incentive Plan" and "Non-Employee Director Stock Option Plan" in Wesley Jessen's proxy statement, filed April 22, 1999, to the knowledge of Wesley Jessen, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Wesley Jessen or its affiliates and (1) Wesley Jessen's executive officers, directors or affiliates, or (2) Bausch & Lomb or Purchaser, or their respective executive officers, directors or affiliates.

 Arrangements with Executive Officers, Directors or Affiliates of Wesley
 Jessen

   If the directors and executive officers of Wesley Jessen who own Shares tender their Shares in the Bausch & Lomb Offer or their Shares are acquired in the Proposed Bausch & Lomb Merger, they will receive the Offer Price for their Shares on the same terms as the other public shareholders. As of March 31, 2000, the directors and executive officers of Wesley Jessen owned in the aggregate 1,176,456 Shares and, if they tender all of their Shares in the Bausch & Lomb Offer or their Shares are acquired in the Proposed Bausch & Lomb Merger, they will receive a payment for their Shares in the aggregate amount of $39,999,504. See Schedule I attached hereto for a listing of ownership of Shares by the directors and executive officers of Wesley Jessen.

   As of March 31, 2000, the directors and executive officers of Wesley Jessen held options under Wesley Jessen's option plans ("Options") to acquire an aggregate of 1,907,574 Shares, with exercise prices ranging from $ 0.03 to $
29.88. Under the plans under which unvested Options have been granted, the unvested Options will vest upon a change in control of Wesley Jessen.

  Advisory Agreement

   In June 1995, Wesley Jessen entered into an Advisory Agreement with Bain Capital, Inc. ("Bain Capital"), which was amended and restated in October 1996 (the "Advisory Agreement"), pursuant to which Bain Capital agreed to provide management consulting, advisory services and support, negotiation and analysis of financial alternatives, acquisitions and dispositions and other services agreed upon by Wesley Jessen and Bain Capital. In exchange for such services, Bain Capital receives: (i) a quarterly management fee of not more than $500,000, plus reasonable out-of-pocket expenses, and (ii) a transaction fee in connection with the consummation of each acquisition, divestiture or financing by Wesley Jessen or its subsidiaries in an amount equal to 1.0% of the aggregate value of such transaction. The Advisory Agreement has an initial term ending on January 31, 2004, subject to automatic one-year extensions unless Wesley Jessen or Bain Capital provides written notice of its desire not to extend such term.

   Each of Messrs. Kirsch, Maki, O'Malley and Pagliuca, each a director of Wesley Jessen, is a general partner of BCIP Associates and BCIP Trust Associates, L.P. Mr. Pagliuca is a managing director of the general partner of Bain Capital Fund IV, L.P. and Bain Capital Fund IV-B, L.P.

  Employment Agreements

   Effective October 1, 1999, Wesley Jessen and Mr. Kevin Ryan, Wesley Jessen's Chairman, President and Chief Executive Officer, entered into an employment agreement (the "Ryan Employment Agreement") pursuant to which Mr. Ryan is eligible to receive severance benefits in the event of a qualifying termination of his employment within one year following a "change in control" (as defined in the Ryan Employment Agreement) of Wesley Jessen.

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   A qualifying termination of employment under the Ryan Employment Agreement means (1) a termination by Wesley Jessen within one year following the date of the change in control of Wesley Jessen without Cause (as defined in the Ryan Employment Agreement) or (2) a termination by Mr. Ryan for Good Reason. A termination for Good Reason under the Ryan Employment Agreement means:

  . assignment to Mr. Ryan of any duties inconsistent with his role as chief executive officer and president of Wesley Jessen or a successor company, failure to maintain him in the position of chief executive officer or a substantial adverse alteration in the nature of his authority or responsibilities under the Ryan Employment Agreement;

  . reduction by Wesley Jessen in Mr. Ryan's Base Salary (as defined in the
    Ryan Employment Agreement), in effect on the date of the Ryan Employment Agreement or as the same may be increased from time to time, except for across-the-board salary reductions similarly affecting all senior executives of Wesley Jessen or of any person in control of Wesley Jessen;

  . reduction or other adverse changes in the bonus opportunity available to Mr. Ryan (with respect to the level of bonus opportunity, the applicable performance criteria and otherwise the manner in which bonuses are determined) in the aggregate from those available as of the date of the Ryan Employment Agreement, excluding changes resulting from material adverse changes in the financial condition of Wesley Jessen;

  . Wesley Jessen's failure to pay Mr. Ryan any amounts otherwise vested and due him under the Ryan Employment Agreement or under any plan or policy of Wesley Jessen;

  . relocation of Wesley Jessen's principal executive offices to a location more than 50 miles from the location of such offices on the date of the Ryan Employment Agreement or a requirement that Mr. Ryan be based anywhere other than at Wesley Jessen's principal executive offices except for necessary travel on Wesley Jessen's business to an extent substantially consistent with Mr. Ryan's business travel obligations on the date of the Ryan Employment Agreement; or

  . failure by Wesley Jessen to continue to provide Mr. Ryan with benefits substantially similar to those enjoyed by him under any of the plans described in the Ryan Employment Agreement in which he was a participant at the time of any such failure.

   If Mr. Ryan incurs a qualifying termination of employment he will be entitled to receive the following:

  . his Base Salary through the Date of Termination (as defined in the Ryan
    Employment Agreement);

  . payment in lieu of any unused vacation, in accordance with Wesley
    Jessen's vacation policy and applicable laws;

  . any annual bonus earned but not yet paid to him for any calendar year prior to the year in which his termination occurs;

  . any deferred compensation under any incentive compensation plan of Wesley
    Jessen or any deferred compensation agreement then in effect;

  . any other compensation or benefits, including without limitation long-term incentive compensation, benefits under equity grants and awards and employee benefits, that have vested through the Date of Termination or to which he may then be entitled in accordance with the applicable terms and conditions of each grant, award or plan;

  . reimbursement of any business and medical expenses incurred by Mr. Ryan or his Spouse (as defined in the Ryan Employment Agreement), as applicable, through the Date of Termination but not yet paid to him;

  . continued medical reimbursement for the remainder of the Term (which is five years from the date of the agreement, provided, however, that at the end of each 12-month period after the date of the agreement, unless either Mr. Ryan or Wesley Jessen gives Notice of Termination (as defined in the Ryan Employment Agreement) to the other, the Term shall thereafter extend automatically for an additional 12-month period, but in no event shall the Term extend beyond September 30, 2012) and thereafter hospitalization

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   insurance, surgical insurance, major and excess major medical insurance and dental insurance in accordance with the most favorable plans, policies, programs and practices of Wesley Jessen and its subsidiaries as in effect from time to time;

  . continued participation in all employee benefit plans or programs available to Wesley Jessen employees generally in which Mr. Ryan was participating on the Date of Termination for the remainder of the Term (or the after-tax economic equivalent thereof if Mr. Ryan is precluded from continuing his participation in any employee benefit plan or program as provided above);

  . a SERP benefit, determined as if Mr. Ryan's employment with Wesley Jessen had continued until his retirement at age 72, with payment commencing on the first day of the month next following payment to him of the amount specified in the next paragraph; and

  . the present value of the sum of (i) Mr. Ryan's Base Salary payable for the remainder of the Term at the rate in effect immediately before such termination and (ii) annual bonuses for the remainder of the Term (including a prorated bonus for any partial calendar year) equal to the average of the three highest annual bonuses awarded to him during the ten years preceding the year of termination, payable to Mr. Ryan in a cash lump sum not later than five business days after the Date of Termination.

   Under the Ryan Employment Agreement, if Wesley Jessen's independent auditors determine that the amount due Mr. Ryan will exceed the amount permissible under Section 280G of the Internal Revenue Code without imposition of the excise tax imposed by Section 4999 of the internal revenue code (the "280G Limit"), Wesley Jessen must pay the greater of (i) the after-tax amount and (ii) the 280G Limit in lieu of the amount due Mr. Ryan as described above.

   If a change in control of Wesley Jessen were to occur on April 28, and if Mr. Ryan was to incur a qualifying termination of employment immediately following that date, the approximate amount of the cash for the present value of his Base Salary and bonus for the remaining term of $4.4 million and for his SERP benefits of $5.4 million. Additionally, Mr. Ryan would be entitled to accelerated vesting of his unvested options, a five year consulting agreement with payments totaling $2 million and other perquisites.

   Effective upon termination of Mr. Ryan's employment, unless termination was
(i) by reason of Mr. Ryan's death or disability, (ii) by Wesley Jessen for Cause, or (iii) by Mr. Ryan without Good Reason before age 65, Mr. Ryan will become a consultant to Wesley Jessen. Unless earlier terminated, the Consulting Period (as defined in the Ryan Employment Agreement) shall continue for five years. During the Consulting Period, Mr. Ryan will consult with Wesley Jessen and its senior executive officers regarding business and operations. Such consulting services shall not require more than 50 days in any calendar year, nor more than one day in any week, and Mr. Ryan shall have the right to engage in full-time or part-time employment with any business enterprise that is not a competitor of Wesley Jessen. During the Consulting Period, Mr. Ryan will not be obligated to serve as a member of the Wesley Jessen Board or to occupy any office on behalf of Wesley Jessen or any of its subsidiaries. During the Consulting Period, Mr. Ryan shall receive from Wesley Jessen each year an amount equal to the applicable percentage of his Base Salary upon termination of employment, as follows: (i) 100% of Base Salary in year 1, (ii) 90% of Base Salary in year 2, (iii) 80% of Base Salary in year 3,
(iv) 70% of Base Salary in year 4 and (v) 60% of Base Salary in year 5. During the Consulting Period, Mr. Ryan will be entitled to the same expense reimbursement, perquisites and medical benefits he was entitled to while employed, and group business travel and accidental death and dismemberment insurance equivalent to the coverage he received as a senior-level employee while employed.

   The Ryan Employment Agreement also prohibits Mr. Ryan from competing with Wesley Jessen during the Term and any Consulting Period and for 12 months thereafter.

   The Ryan Employment Agreement requires Wesley Jessen to indemnify Mr. Ryan to the fullest extent permitted by applicable law consistent with Wesley Jessen's Restated Certificate of Incorporation (the "Restated Certificate") and By-laws with respect to any action or failure to act on his part while he is an officer, director or employee of Wesley Jessen or any subsidiary. Wesley Jessen is required to cause Mr. Ryan to be covered at all

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times by directors' and officers' liability insurance. Wesley Jessen is also required to continue to indemnify Mr. Ryan as provided above and maintain such liability insurance coverage for him after the Term and, if applicable, the Consulting Period, for any claims that may be made against him with respect to his service as a director or officer of Wesley Jessen or any of its subsidiaries or as a consultant to Wesley Jessen.

   Effective as of June 28, 1995, Wesley Jessen and Mr. Edward Kelley, Wesley Jessen's Vice President, Finance and Chief Financial Officer, entered into an employment agreement (the "Kelley Employment Agreement"). Pursuant to the Kelley Employment Agreement, Mr. Kelley's employment period may be terminated by Wesley Jessen at any time for Cause or without Cause.

   Cause under the Kelley Employment Agreement means:

  . the commission of a felony or any other act or omission involving dishonesty, disloyalty or fraud with respect to Wesley Jessen or any of its subsidiaries or any of their customers or suppliers;

  . conduct tending to bring Wesley Jessen or any of its subsidiaries into substantial public disgrace or disrepute;

  . substantial and repeated failure to perform duties as reasonably directed by the Wesley Jessen Board;

  . gross negligence or willful misconduct with respect to Wesley Jessen or any of its subsidiaries; or

  . any other material breach of the Kelley Employment Agreement.

   If the employment period is terminated by Wesley Jessen without Cause, Mr. Kelley will be entitled to receive his (i) Base Salary (as defined in the Kelley Employment Agreement) and benefits under employee benefit programs for which senior executive employees of Wesley Jessen are generally eligible, in each case for 12 months after the date of such termination, and (ii) bonus for the fiscal year in which such termination occurs (prorated based upon the number of days elapsed prior to Mr. Kelley's date of termination if the date of such termination occurs prior to the last day of the fiscal year in respect of which such bonus is awarded) if Mr. Kelley would have otherwise been entitled to receive such bonus had he not been terminated. The amounts otherwise payable as provided above will be reduced by the amount of any compensation Mr. Kelley receives with respect to any other employment during the 12 month period commencing on the date of Mr. Kelley's termination, and shall be payable at such times as such amounts would have been payable had Mr. Kelley not been terminated. If the employment period is terminated by Wesley Jessen for Cause or by Mr. Kelley's resignation, Mr. Kelley will be entitled to receive his Base Salary through the date of termination.

   The Kelley Employment Agreement also prohibits Mr. Kelley from competing with Wesley Jessen during the employment period and for a period of one year thereafter.

 Indebtedness of Management

   On May 7, 1997, Wesley Jessen loaned Mr. Ryan $1.2 million pursuant to the terms of an unsecured promissory note bearing interest at an annual rate of 8%, payable quarterly. The note is due on the earlier of (i) May 9, 2002, (ii) the date Mr. Ryan ceases to be employed by Wesley Jessen, or (iii) the date Mr. Ryan disposes of any holdings of his Common Stock. The Wesley Jessen Board has previously waived the requirement under (iii) above. As of April 7, 2000, an aggregate of $ 1.2 million in principal was outstanding under the note.

 Arrangements with Bausch & Lomb

   Wesley Jessen and Bausch & Lomb have entered into four confidentiality agreements since February 1996. The terms of such confidentiality agreements generally provide that information provided pursuant to those confidentiality agreements must be held confidentially for a certain period of time. Such period of time is still applicable with respect to three of the confidentiality agreements. The most recent confidentiality agreement between Wesley Jessen and Bausch & Lomb was the Bilateral Confidentiality Agreement, effective February 28, 2000 (the "2000 Bilateral Confidentiality Agreement").

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Item 4. The Solicitation or Recommendation.

 Recommendation of the Wesley Jessen Board

   After careful consideration, the Wesley Jessen Board has unanimously determined that the Bausch & Lomb offer is inadequate, is not in the best interests of Wesley Jessen and its shareholders and does not adequately reflect the value or prospects of Wesley Jessen. As more fully described below, the Wesley Jessen Board unanimously recommends that Wesley Jessen shareholders reject the Bausch & Lomb Offer and not tender any of their shares to Bausch & Lomb.

 Background

   Wesley Jessen has, at various times over the past several years, considered various strategic acquisitions of or combinations with companies in the contact lens industry, including, among others, the potential acquisition of Bausch & Lomb's contact lens division and the combination with Ocular Sciences, Inc. ("Ocular"). Beginning with a visit by Bausch & Lomb to Wesley Jessen in 1996, Wesley Jessen and Bausch & Lomb have had various discussions regarding potential business relationships and entered into confidentiality agreements in February and November of 1996, December of 1998 and February of 2000 in order to more freely exchange information in connection with the exploration of such business relationships. During the same period, Wesley Jessen continued to acquire other companies in the contact lens industry and pursue its corporate strategies.

   In the early fall of 1999, Wesley Jessen was approached by Ocular regarding the potential merger of Ocular with Wesley Jessen.

   Also during 1999 and similar to 1996, 1997 and 1998, executive officers of Wesley Jessen continued to have discussions with Bausch & Lomb regarding various possible business relationships. During these same periods, investment bankers have contacted Wesley Jessen and, Wesley Jessen believes, Bausch & Lomb regarding various potential transactions and business relationships between the two companies. In December 1999, Mr. Alan Farnsworth, Vice President--Business Development of Bausch & Lomb, telephoned Mr. Ryan and inquired as to whether Mr. Ryan would be willing to meet with Mr. William Carpenter, Chairman and Chief Executive Officer of Bausch & Lomb. Mr. Ryan indicated that he would and, in January, the parties arranged for a lunch meeting between Mr. Ryan and Mr. Carpenter to be held in Rochester, New York.

   Messrs. Carpenter and Ryan met on February 3, 2000, and had a general discussion about the contact lens industry, their respective companies and the potential for business arrangements between their respective companies. As part of the discussion, Mr. Ryan indicated Wesley Jessen's desire to continue to build its business through acquisitions while pooling treatment is still available. When asked about the value and performance of Wesley Jessen's stock, Mr. Ryan stated that the analysts had projected near term price targets for Wesley Jessen at $42 to $45 per share. While the companies' discussions over the last four years had not resulted in the development of any significant business relationships, Messrs. Carpenter and Ryan concluded that mutual interest in pursuing discussions still existed. Following the February 3 meeting, Mr. Carpenter telephoned Mr. Ryan to request an additional meeting between representatives of the respective companies. Messrs. Carpenter and Ryan agreed to have a small group meet to further discuss various aspects of potential business arrangements.

   In connection with the meeting to be held on February 28, 2000, Wesley Jessen and Bausch & Lomb entered into the 2000 Bilateral Confidentiality Agreement. The 2000 Bilateral Confidentiality Agreement states that, whereas the parties desire to explore the possibility of entering into a business relationship, and are willing to provide each other access to certain ideas, concepts, data, or other information which in whole or in part is or will be considered by them to be proprietary and confidential, the receiving party will take all reasonable steps to preserve any and all confidential information received from the disclosing party pursuant to such agreement.

   On February 28, 2000, a small working group, consisting of Mr. Ryan, Mr. Edward Kelley, Vice President--Finance and Chief Financial Officer of Wesley Jessen, Mr. Farnsworth, Mr. Carl Sassano, President and Chief Operating Officer of Bausch & Lomb, and Mr. Efrain Rivera, Vice President and Controller of Bausch & Lomb's

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Global Vision Care business, met and discussed various public information regarding Wesley Jessen and potential synergies with respect to their respective companies, although Messrs. Ryan and Kelley at no time endorsed any particular amount of synergies that could be achieved between the two companies. When asked at one point what he thought Wesley Jessen's stock was worth, Mr. Ryan again referred to the analysts' price targets of $42 to $45 per share.

   Throughout this period, Wesley Jessen continued to pursue its merger with Ocular and other long-term strategic plans.

   On March 7, 2000, Mr. Carpenter called Mr. Ryan to report his understanding that the February 28th meeting had gone well, and that, while there appeared to be the potential for a transaction between Bausch & Lomb and Wesley Jessen, he would not get strategic credit in the stock market for any transaction between the companies. Mr. Carpenter stated that a business combination would need to be a cash transaction that was nondilutive to Bausch & Lomb. He stated further that Bausch & Lomb did not agree with the values for Wesley Jessen Common Stock discussed at the February 28th meeting and asked Mr. Ryan again what he thought Wesley Jessen's stock was worth. Mr. Ryan reiterated that the analysts that cover Wesley Jessen had price targets between $42 and $45 per share. Mr. Carpenter responded that Mr. Ryan would have to help find further synergies for Bausch & Lomb to get Mr. Carpenter comfortable with such price range. Mr. Ryan does not recall the statement attributed to Mr. Carpenter in Bausch & Lomb's Offer to Purchase that "Bausch & Lomb would offer a cash transaction in the high $30s range on a per share basis for Wesley Jessen if the parties could continue the collaborative efforts, find further synergies and assure the business fit."

   Mr. Carpenter again called Mr. Ryan on March 13, 2000. Mr. Carpenter stated that he was still uncomfortable with the analysts' price range previously expressed by Mr. Ryan, and inquired as to whether Mr. Ryan had any additional thoughts on the matter. Mr. Ryan responded that he did not. Mr. Carpenter said that he hoped they could continue to have further discussions.

   On March 19, 2000, Wesley Jessen and Ocular signed the merger agreement (the "Ocular Merger Agreement"), whereby Wesley Jessen agreed to issue approximately 16.9 million shares of its Common Stock to Ocular shareholders who will receive .721 shares of Wesley Jessen Common Stock for each share of Ocular stock held. Pursuant to the Ocular Merger Agreement, Ocular is to become a wholly owned subsidiary of Wesley Jessen. Mr. Ryan, currently the Chairman, President and CEO of Wesley Jessen, will remain President and CEO of Wesley Jessen, while John Fruth, the founder and current Chairman of Ocular, will serve as non-executive Chairman of Wesley Jessen.

   On March 20, 2000, Wesley Jessen and Ocular announced that the two companies had signed the Ocular Merger Agreement, which would create the world's second largest soft contact lens producer with the broadest product range in the industry. The merger of Ocular with Wesley Jessen would be accounted for as a pooling of interests and is expected to be accretive to Wesley Jessen's fully diluted earnings per share excluding one-time charges in the first full, fiscal year following the combination.

   On March 23, 2000, while traveling on company business, Mr. Ryan was surprised when, with no prior indication of Bausch & Lomb's heightened interest, he learned through the news media that Bausch & Lomb had publicly released a letter to Mr. Ryan stating that Bausch & Lomb was offering to acquire Wesley Jessen in a cash transaction for $34 per share, and offering to meet with Mr. Ryan and Wesley Jessen's advisors to finalize a definitive agreement between the two companies.

   Mr. Ryan called Mr. Carpenter on March 23, 2000, and twice on March 24, 2000, but failed to reach Mr. Carpenter on each occasion.

   On Monday, March 27, 2000, the last day on which nominees for election to the Wesley Jessen Board in 2000 could be put forward in accordance with Wesley Jessen's bylaws, Bausch & Lomb delivered a notice to

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Wesley Jessen of its intent to nominate three independent directors, William
Balderston III, Joseph P. Clayton and Charles I. Plosser, for election to the three positions on the Wesley Jessen Board to be filled at the Wesley Jessen 2000 Annual Meeting of Shareholders. On the same date, Cede & Co., the record holder of 100 shares beneficially owned by Bausch & Lomb, at the request of Bausch & Lomb, delivered a similar notice to Wesley Jessen. Bausch & Lomb issued a press release describing the foregoing.

   Also on Monday, March 27, 2000, Mr. Ryan called Mr. Carpenter. They did not discuss the substance of Bausch & Lomb's March 23, 2000 proposal but Mr. Ryan informed Mr. Carpenter that he would attempt to phone Mr. Carpenter again later.

   On Wednesday, March 29, 2000, Wesley Jessen received a letter from Mr. Carpenter asking to meet with Mr. Ryan and threatening to launch a tender offer.

   On Thursday, March 30, 2000, the Wesley Jessen Board met and unanimously rejected Bausch & Lomb's unsolicited proposal to acquire Wesley Jessen for $34 per share in cash. The Wesley Jessen Board stated that Wesley Jessen was not for sale and remained firmly committed to its pending strategic merger with Ocular, which it believes will create substantial shareholder value. The Wesley Jessen Board noted that Wesley Jessen traded at $40 per share less than three months ago and that many analysts had stand-alone price targets of $40 or more even before the accretive merger with Ocular was announced. The Wesley Jessen Board determined that the Bausch & Lomb proposal was not superior to the merger of Ocular with Wesley Jessen. Wesley Jessen issued a press release which described the Wesley Jessen Board's determination and further disclosed that Wesley Jessen and Ocular had already identified $30 million of synergies and expect EPS accretion of $0.35-0.38 per share in 2001.

   On Friday, March 31, 2000, Bausch & Lomb released a press release announcing its intention to commence a tender offer on Monday, April 3, 2000 for all of the outstanding shares of Wesley Jessen at a price of $34 per share in cash. On Monday, April 3, 2000, Bausch & Lomb commenced the Bausch & Lomb Offer.

   Also on April 3, 2000, Bausch & Lomb commenced litigation against Wesley Jessen, the Wesley Jessen Board and Ocular in the Court of Chancery of the State of Delaware, where both Wesley Jessen and Ocular are incorporated. Bausch & Lomb's complaint alleges that the merger of Ocular with Wesley Jessen was entered into in breach of the Wesley Jessen Board's fiduciary duties to act on a fully informed basis and to advance the best interests of Wesley Jessen's shareholders. The complaint seeks injunctive relief against the Ocular Merger Agreement, seeks to require Wesley Jessen's Board to redeem the Rights to permit shareholders to accept the Bausch & Lomb Offer and requests a declaration that any break-up fee Ocular receives it holds as a constructive trustee.

   Wesley Jessen's Board met on April 7, 2000, and, after careful consideration as described below, unanimously determined that Bausch & Lomb's Offer is inadequate, is not in the best interests of Wesley Jessen and its shareholders and does not adequately reflect the value or prospects of Wesley Jessen. Nevertheless, the Wesley Jessen Board concluded that there is a reasonable likelihood that Bausch & Lomb's proposal could result in a Superior Proposal (as defined in the Ocular Merger Agreement) and, therefore, instructed the management of Wesley Jessen and its advisors to undertake a process whereby they would commence discussions with Bausch & Lomb with the objective of eliciting Bausch & Lomb's best proposal. Any acquisition proposal from Bausch & Lomb will be evaluated in comparison to the significant shareholder value that the Wesley Jessen Board believes can be achieved in a strategic business combination with Ocular.

 Factors Considered

   In reaching the conclusions stated above, the Wesley Jessen Board took into account a variety of factors, including, but not limited to, the following:

     1. The business, financial condition, results of operations, current business strategy and future prospects of Wesley Jessen and whether the Bausch & Lomb Offer was reflective thereof, including the opinion of Wesley Jessen's management that the financial terms of the Bausch & Lomb Offer are inadequate. The

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

  opinion of management was based on various factors, including its knowledge of Wesley Jessen's business and operations and of its strategic objectives and corporate policies and its views as to the future earnings, financial condition and prospects of Wesley Jessen. In this regard, management noted the record revenues and strong revenue growth achieved by Wesley Jessen in the first quarter of 2000 which management expects to result in diluted earnings per share of $0.43 to $0.44.

     2. The presentations by Bear, Stearns & Co. Inc. ("Bear Stearns") at the meeting of the Wesley Jessen Board held on April 7, 2000 concerning Wesley Jessen and the financial aspects of the Bausch & Lomb Offer and the advice of Bear Stearns that the consideration of $34.00 per Share being offered to the holders of Wesley Jessen pursuant to the Bausch & Lomb Offer is inadequate from a financial point of view to such shareholders (other than Bausch & Lomb and its affiliates).

     3. The advice of Bear Stearns, that based on the $30 million in synergies that Bausch & Lomb has projected and the analysts' consensus earnings estimates for Wesley Jessen and Bausch & Lomb, Bausch & Lomb could pay in excess of $42 per share without diluting Bausch & Lomb's 2001 and 2002 earnings per share.

     4. The fact that, according, to Section 10 "Background of the Offer; Contacts with Wesley Jessen" of the Offer to Purchase, which is part of the Bausch & Lomb Offer, Mr. Carpenter has stated that "Bausch & Lomb would offer a cash transaction in the high $30s range on a per-share basis for Wesley Jessen if the parties could continue the collaborative efforts, find further synergies and assure the business fit." While Mr. Ryan has no recollection that Mr. Carpenter had previously expressed the above intent, the inclusion of such statement in the Bausch & Lomb Offer leads the Wesley Jessen Board to believe that, whether Mr. Carpenter actually made such statement to Mr. Ryan or not, Bausch & Lomb would be willing to pay significantly in excess of its current $34 per Share offer for Wesley Jessen.

     5. The fact that Wesley Jessen's proposed strategic merger with Ocular, which the Bausch & Lomb Offer threatens to disrupt, creates the second largest soft contact lens company in the world with the broadest product line in the industry. The combined company will have (i) significant operational synergies, including significant sales, marketing, manufacturing, and distribution scale, (ii) the opportunity to leverage Wesley Jessen's global direct sales force to expand Ocular's market penetration, (iii) access to all of the lens wearer market with excellent opportunities to cross sell color and clear lenses, (iv) an exceptional position for additional worldwide organic and acquisition growth, (v) expected 2001 earnings per share accretion of approximately $0.35-$0.38, leading to earnings per share growth in excess of 30% in that year, (vi) an accelerated revenue growth rate, (vii) combined (1999) sales of nearly $500 million, (viii) a projected stock price for Wesley Jessen Shares in excess of $34 per Share based upon the projected combined earnings and historical average price/earnings multiples, and (ix) significantly broader stock liquidity. In addition, the Wesley Jessen Board considered possible modifications to the terms of the Ocular merger which the Wesley Jessen Board believes would be favorable to the shareholders of Wesley Jessen.

     6. The Wesley Jessen Board's belief that the Bausch & Lomb Offer is an attempt by Bausch & Lomb to usurp for itself the future growth in revenues, net income and cash flow and stock price appreciation that are only beginning to result from Wesley Jessen's recent initiatives aimed at making Wesley Jessen the premier global contact lens company. In this regard, the Wesley Jessen Board noted the following completed and pending initiatives:
  (i) the announced strategic Ocular merger, (ii) the entering into of a strategic alliance with the U.S. Consumer Products Division of Alcon Laboratories, one of the most highly regarded companies in the lens solution industry, (iii) the launch of a new line of soft lenses designed to enhance sports performance, called ProSoft(TM), (iv) the introduction of new lines of disposable bifocal lenses and frequent-replacement toric color blend lenses, (v) the recent acquisitions of three additional lens companies outside the United States and other potential strategic initiatives, (vi) the acquisition of a 23.2% interest in Inoveon Corporation and the exclusive right to market a proprietary national system to help optometrists manage diabetic retinopathy, and (vii) the completion of the integration of the $117.6 million contact lens business of Pilkington plc which Wesley Jessen acquired in 1996.

     7. The historical trading prices of Wesley Jessen's Shares which have been as high as $40 per Share as recently as January 7, 2000, and the Wesley Jessen Board's belief that, while the stock markets have been highly volatile, there have been no material adverse changes in the business, financial condition, results of operations, current business strategy and future prospects of Wesley Jessen. Moreover, many analysts had stand-alone price targets ranging from $40 to $45 per share or more even before the strategic Ocular merger was announced.

     8. The Bausch & Lomb Offer fails to take into consideration the critical value of Wesley Jessen in the contact lens industry and the value of removing a growing, aggressive competitor that would, with the completion of the pending strategic Ocular merger, become the second largest soft contact lens company with the broadest product line in the industry.

     9. The significant uncertainties and contingencies associated with the Bausch & Lomb Offer, including conditions which (i) are in the sole discretion of Bausch & Lomb, (ii) are subject to external events not directly related to Wesley Jessen or (iii) are not within the control of Wesley Jessen or Bausch & Lomb.

     10. The fact that, since disclosure of the Bausch & Lomb Offer at $34 per Share, Wesley Jessen's stock price has traded above $34 per Share, indicating to the Wesley Jessen Board that the shareholders believe that $34 per Share is an inadequate amount and, possibly, that another party may be willing to pay in excess of $34 per Share.

   In light of the above factors, the Wesley Jessen Board determined that the Bausch & Lomb Offer is not in the best interests of Wesley Jessen and Wesley Jessen's shareholders. ACCORDINGLY, THE WESLEY JESSEN BOARD UNANIMOUSLY RECOMMENDS THAT WESLEY JESSEN'S SHAREHOLDERS REJECT THE BAUSCH & LOMB OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE BAUSCH & LOMB OFFER.

   The foregoing discussion of the information and factors considered by the Wesley Jessen Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Wesley Jessen Board in its consideration of the Bausch & Lomb Offer. In view of the variety of factors and the amount of information considered, the Wesley Jessen Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to the specific factors considered in determining to recommend that shareholders reject the Bausch & Lomb Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Wesley Jessen Board may have given differing weights to different factors. Throughout its deliberations, the Wesley Jessen Board received the advice of Bear Stearns and Skadden, Arps, Slate, Meagher & Flom LLP, who were retained to advise the Wesley Jessen Board in connection with the Bausch & Lomb Offer, and Sweeney Lev & Blinkoff LLP, Wesley Jessen's regular counsel.

 No Intention to Tender

   To Wesley Jessen's knowledge after reasonable inquiry, none of Wesley Jessen's executive officers, directors and affiliates currently intend to either (i) tender any of the Shares held of record or beneficially by them pursuant to the Bausch & Lomb Offer, or (ii) vote any of the Shares held of record or beneficially by them for the approval and adoption of the Proposed Bausch & Lomb Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

 Bear Stearns

   Bear Stearns was retained pursuant to the terms of a letter agreement dated as of January 5, 2000 (the "Bear Stearns Letter Agreement I"), initially, to serve as Wesley Jessen's financial advisor with respect to the merger of Ocular with Wesley Jessen. Pursuant to the Bear Stearns Letter Agreement I, Wesley Jessen has agreed to pay Bear Stearns the following compensation:

     (a) if Bear Stearns renders any opinion relating to any transaction, a cash fee of $500,000 for the first such opinion (with each additional opinion being without additional fee);

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

     (b) if a transaction is consummated, an additional cash fee equal to $3,100,000 (against which fee there will be credited any fees paid to Bear Stearns pursuant to clause (a) above);

     (c) if a transaction is not consummated, but Wesley Jessen receives a "break-up" fee or any other payment as a result of the termination or cancellation of Wesley Jessen's efforts to effect a transaction, a judgment for damages or an amount in settlement of any dispute relating to a transaction, or any payment from Ocular not otherwise described in this sub-paragraph (c), a cash fee equal to 15% of such fee, payment, judgment or amount.

   The foregoing fees will be payable upon the occurrence, during the term of the Bear Stearns Letter Agreement I or within one year of its termination, of any event specified above, or upon the occurrence of any event specified above with respect to which an agreement was executed by Wesley Jessen during the term of the Bear Stearns Letter Agreement I or within one year of its termination.

   Following the commencement of the Bausch & Lomb Offer, Bear Stearns was retained pursuant to the terms of a letter agreement dated as of March 28, 2000 (the "Bear Stearns Letter Agreement II"), to serve as Wesley Jessen's exclusive financial advisor with respect to the Bausch & Lomb Offer. Pursuant to the Bear Stearns Letter Agreement II, Wesley Jessen has agreed to pay Bear Stearns the following compensation:

     (a) upon execution of the Bear Stearns Letter Agreement II, an initial non-refundable cash fee in the amount of $1,000,000;

     (b) upon the earlier of (i) rendering an opinion (oral or written) or
  (ii) the execution by Wesley Jessen of any agreement relating to a Sale Transaction (as defined below) or recapitalization, an additional cash fee of $1,000,000;

     (c) if a Sale Transaction (other than the sale of Wesley Jessen's voting securities representing less than 50% of the voting power of the then outstanding securities, in which case the fee payable to Bear Stearns shall be consistent with compensation arrangements customarily agreed to by Bear Stearns in similar circumstances) is consummated, an additional cash fee equal to 0.70% of the aggregate transaction value (against which fee there will be credited any fees paid to Bear Stearns pursuant to clauses (a) and
  (b) above);

     (d) if a recapitalization is consummated, an additional cash fee equal to 0.70% of the sum of (i) the aggregate principal amount of any debt securities exchanged by Wesley Jessen with its shareholders, (ii) the aggregate value of any Shares repurchased by Wesley Jessen, (iii) the aggregate value of any dividend, spin-off, split-off, or other distribution by Wesley Jessen of cash, debt or Shares or other assets or property and
  (iv) the aggregate value of any Shares retained by Wesley Jessen's shareholders in connection with the recapitalization;

     (e) in the event that Wesley Jessen shall neither (i) have entered into a Sale Transaction or recapitalization prior to November 30, 2000, nor (ii) have any "Non-Approved Significant Stockholder" on November 30, 2000, an additional cash fee of $5,000,000 (against which fee there will be credited any fees paid to Bear Stearns pursuant to clauses (a) and (b) above and any amounts which become payable pursuant to the Bear Stearns Letter Agreement
  I).

   The foregoing fees will be payable upon the occurrence, during the term of the Bear Stearns Letter Agreement II or within one year of its termination, of any event specified above, or upon the occurrence of any event specified above with respect to which an agreement was executed by Wesley Jessen during the term of the Bear Stearns Letter Agreement II or within one year of its termination.

   The term "Sale Transaction" in the Bear Stearns Letter Agreement II means:
(i) any merger, consolidation, reorganization, recapitalization, restructuring, leveraged buyout, business combination or other transaction pursuant to which Wesley Jessen is acquired by, or combined with, a third party (other than any business combination with Ocular where Wesley Jessen's shareholders continue to own a majority of the combined company), or (ii) the acquisition, directly or indirectly, by a third party, in a single transaction or series of transactions, of any assets or operations of Wesley Jessen or any outstanding shares of Wesley Jessen's capital stock (or securities convertible into such stock). The term "recapitalization" in the Bear Stearns Letter

Agreement II includes (w) any extraordinary dividend or distribution paid by Wesley Jessen to its shareholders, (x) a purchase by Wesley Jessen of 5% or more of its Common Stock, (y) a sale or spin-off of all or substantially all of the assets of, or 5% or more of the capital stock of, any subsidiary or division of Wesley Jessen, and (z) any transaction or series of transactions which has the effect of significantly altering the capitalization of Wesley Jessen.

   Under the terms of each of the Bear Stearns Letter Agreements I and II, Wesley Jessen has also agreed to reimburse Bear Stearns for all fees, costs and expenses (including all legal and other expenses of counsel and other consultants and advisors) and to indemnify Bear Stearns and certain related parties against certain liabilities relating to or arising out of Bear Stearns' engagement.

   Bear Stearns has provided investment banking services to Wesley Jessen from time to time in the past for which it has received customary compensation.

 BT Alex. Brown Incorporated

   BT Alex. Brown Incorporated ("BT Alex. Brown") was retained pursuant to the terms of a letter agreement dated as of October 5, 1998 (the "BT Letter Agreement"), to provide advisory and investment banking services with respect to the exploration of strategic alternatives that could lead to a transaction. Wesley Jessen was notified by BT Alex. Brown in late March, 2000, that BT Alex. Brown believes that Wesley Jessen would owe BT Alex. Brown a fee pursuant to the BT Letter Agreement in the event a transaction is concluded with Bausch & Lomb. Wesley Jessen has stated that it does not believe such a fee would be due BT Alex Brown under the BT Letter Agreement. Such fee, if payable, would be 0.95% of the aggregate consideration payable to Wesley Jessen or its shareholders.

Bain Capital, Inc.

    For a description of the Advisory Agreement, which may involve a possible fee in connection with the Bausch & Lomb Offer or the Merger of Ocular with Wesley Jessen, see "Advisory Agreement" under item 3 above.

 Innisfree M&A Incorporated

   Wesley Jessen has retained Innisfree M&A Incorporated ("Innisfree") as its proxy solicitor in connection with the Bausch & Lomb Offer, the Bausch & Lomb Nomination and related matters. Wesley Jessen will pay Innisfree reasonable and customary fees for its services, reimburse it for its reasonable out-of-pocket expenses and provide customary indemnities.

 Sard Verbinnen

   Wesley Jessen has retained Sard Verbinnen & Co. ("Sard Verbinnen") as its public relations advisor in connection with the Bausch & Lomb Offer, the Bausch & Lomb Nomination and related matters. Wesley Jessen will pay Sard Verbinnen reasonable and customary fees for its services, reimburse it for its reasonable out-of-pocket expenses and provide customary indemnities.

   Except as disclosed herein, neither Wesley Jessen nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Bausch & Lomb Offer.

Item 6. Interest in Securities of the Subject Company.

   Except for 192 Shares purchased under the Wesley Jessen VisionCare, Inc. Employee Stock Discount Purchase Plan and 758 Shares purchased under the Wesley Jessen Savings and Retirement Plan, no transactions in Shares have been effected during the past 60 days by Wesley Jessen or any subsidiary of Wesley Jessen or, to the best of Wesley Jessen's knowledge, by any executive officer, director or affiliate of Wesley Jessen.

Item 7. Purposes of the Transaction and Plans or Proposals.

   (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Wesley Jessen in response to the Bausch & Lomb Offer which relate to a tender offer or other acquisition of Wesley Jessen's securities by Wesley Jessen, any subsidiary of Wesley Jessen or any other person.

   (b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Wesley Jessen in response to the Bausch & Lomb Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Wesley Jessen or any subsidiary of Wesley Jessen, (ii) a purchase, sale or transfer of a material amount of assets by Wesley Jessen or any subsidiary of Wesley Jessen, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Wesley Jessen.

   (c) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Bausch & Lomb Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

 DGCL 203

   Section 203 of the Delaware General Corporation Law (the "DGCL") purports to regulate certain business combinations of a corporation organized under Delaware law, such as Wesley Jessen, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Wesley Jessen Board has not approved a business combination or other transaction which would result in Bausch & Lomb becoming an Interested Stockholder. Accordingly, Section 203 of the DGCL is applicable to the Bausch & Lomb Offer and the Proposed Bausch & Lomb Merger and the transactions contemplated thereby.

 DGCL 253

   Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Bausch & Lomb Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Proposed Bausch & Lomb Merger after consummation of the Bausch & Lomb Offer without a meeting of Wesley Jessen's shareholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Bausch & Lomb Offer or otherwise, a meeting of Wesley Jessen's shareholders will be required under the DGCL to effect the Proposed Bausch & Lomb Merger.

 Antitrust--United States

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Bausch & Lomb Offer is subject to such requirements.

   Under the provisions of the HSR Act applicable to the Bausch & Lomb Offer, the purchase of Shares under the Bausch & Lomb Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Bausch & Lomb of a Notification and Report Form with respect to the Bausch & Lomb

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

Offer. To Wesley Jessen's knowledge, Purchaser had not filed its Notification and Report Forms with respect to the Bausch & Lomb Offer and the Proposed Bausch & Lomb Merger with the Antitrust Division and the FTC as of April 10, 2000. The Antitrust Division or the FTC may extend the waiting periods of such filing by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after Bausch & Lomb has substantially complied with such request. Thereafter, such waiting periods can be extended only by court order or consent. Although Wesley Jessen is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Bausch & Lomb Offer, neither Wesley Jessen's failure to make such filings nor a request to Wesley Jessen from the Antitrust Division for additional information or documentary material will extend the waiting period.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Bausch & Lomb Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Bausch & Lomb Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Bausch & Lomb or Wesley Jessen or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances.

 Non-U.S. Regulatory Approvals

   Certain other countries have regulatory requirements that may be applicable to the Bausch & Lomb Offer and/or the Proposed Bausch & Lomb Merger. The parties are in the process of determining whether and to what extent such requirements are applicable and, if so, what impact such requirements would have on the timing of the Bausch & Lomb Offer and/or the Proposed Bausch & Lomb Merger.

 Appraisal Rights

   No appraisal rights are available to holders of Shares in connection with the Bausch & Lomb Offer. However, if the Proposed Bausch & Lomb Merger is consummated, holders of Shares may have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Proposed Bausch & Lomb Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations in addition to the applicable offer price and the market value of Shares, including asset values and the investment value of Shares. The value so determined could be more or less than the Offer Price.

   If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Offer Price in accordance with the Bausch & Lomb Offer. A shareholder may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal and acceptance of the Proposed Bausch & Lomb Merger.

   Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

 Preferred Share Purchase Rights.

   The following description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is filed as exhibit 1.1 to Wesley Jessen's registration statement on Form 8-A filed with the SEC on November 22, 1999.

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

   On November 16, 1999, the Wesley Jessen Board authorized the issuance of one Right for each outstanding share of Common Stock, and all shares of Common Stock that become outstanding after November 26, 1999 and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights, the exchange of the Rights, and the expiration of the Rights (and, in certain cases, following the Distribution Date). Each Right entitles the registered holder to purchase from Wesley Jessen one one-thousandth of a share of Junior Participating Preferred Stock, Series A, par value $.01 per share, of Wesley Jessen (the "Preferred Shares") at a price of $180.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment.

   The Rights will be evidenced by Common Stock certificates and not by separate certificates until the earlier to occur of (i) the tenth day after a person or group other than certain "Exempt Persons" (an "Acquiring Person"), together with persons affiliated or associated with that Acquiring Person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (a "Triggering Event") and (ii) the tenth business day (subject to delay by action of the Wesley Jessen Board in certain cases) after the commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person other than an exempt person if, upon consummation of the offer, such person could acquire beneficial ownership of 15% or more of the outstanding Shares (the earlier of such dates being called the "Distribution Date").

   Until the Distribution Date (or earlier redemption, exchange or expiration of the rights), the Rights will be transferred with and only with the shares of Common Stock, and the surrender for transfer of any certificate for shares of Common Stock will also constitute the transfer of the Rights associated with such shares of Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date, and those separate Right Certificates alone will evidence the Rights.

   The Rights will first become exercisable after the Distribution Date (unless sooner redeemed or exchanged). Until a Right is exercised, the holder of that Right, as such, will have no rights as a shareholder of Wesley Jessen, including, without limitation, the right to vote or to receive dividends. The Rights will expire at the close of business on November 26, 2009 (the "Expiration Date"), unless earlier redeemed or exchanged by Wesley Jessen as described below.

   In the event that a person becomes an Acquiring Person, each Right (other than Rights that are or were beneficially owned by the Acquiring Person and certain related persons and transferees, which will thereafter be void) shall thereafter be exercisable not for Preferred Shares, but for a number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that, at the time or after a person becomes an Acquiring Person, Wesley Jessen is involved in a merger or other business combination in which (i) Wesley Jessen is not the surviving corporation, (ii) shares of Common Stock are changed or exchanged, or (c) 50% or more of Wesley Jessen's consolidated assets or earning power are sold, then each Right (other than Rights that are or were owned by the Acquiring Person and certain related persons and transferees, which will thereafter be void) shall thereafter be exercisable for a number of shares of Common Stock of the acquiring company having a market value of two times the exercise price of the Right.

   In addition, at any time after a person has become an Acquiring Person, but before a person has acquired beneficial ownership of 50% or more of the outstanding shares of Common Stock, Wesley Jessen may elect to exchange all or part of the Rights (excluding void Rights held by an Acquiring Person and certain related persons and transferees) for shares of Common Stock on a one-for-one basis.

   The Purchase Price payable, and the number and kind of securities, cash or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision or combination of, the shares of Common Stock, (ii) upon the grant to holders of the shares of Common Stock of rights, options or warrants to subscribe for shares of Common Stock or securities convertible into shares of Common Stock at less than the current market price,
(iii) upon the distribution to holders of the shares of Common Stock of securities, cash, evidences of indebtedness or assets

(excluding regular periodic cash dividends out of earnings or retained earnings) and (iv) in connection with recapitalizations of Wesley Jessen or reclassifications of the shares of Common Stock.

   No fractional Preferred Shares will be issued (other than fractions that are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of Wesley Jessen, be evidenced by depositary receipts) and, in lieu of those fractional Preferred Shares, Wesley Jessen will make an adjustment in cash based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

   At any time prior to the earlier of (i) the tenth day after the public announcement that a person has become an Acquiring Person and (b) the Expiration Date, the Wesley Jessen Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The Redemption Price will be payable in cash, shares (including fractional shares) of Common Stock or any other form of consideration deemed appropriate by the Wesley Jessen Board. Immediately upon action of the Wesley Jessen Board ordering redemption of the Rights, the ability of holders to exercise the Rights will terminate and the only rights of such holders will be to receive the Redemption Price.

   At any time prior to the public announcement that a person has become an Acquiring Person, the Wesley Jessen Board may amend or supplement the Rights Agreement without the approval of the Rights Agent or any holder of the Rights. Thereafter, the Rights Agreement may not be amended or changed in any manner that would adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of that Acquiring Person).

   The Preferred Shares purchasable upon exercise of the Rights are not redeemable. Each Preferred Share is entitled to a minimum preferential quarterly dividend payment equal to the greater of $25 per share and 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment equal to the greater of $100 per share and 1,000 times the payment made per share of Common Stock. Each Preferred Share will have 1,000 votes per share, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per share of Common Stock.

   In connection with the pending merger of Ocular with Wesley Jessen, the Wesley Jessen Board approved an amendment to the Rights Agreement to exempt the option issued to Ocular from the terms and provisions of the Rights Agreement by adding Ocular to the definition of "Exempt Person" thereunder. Amendment No. 1 to the Rights Agreement, dated March 20, 2000, is filed as an exhibit to Wesley Jessen's Form 8-K/A, filed on April 7, 2000.

   The Wesley Jessen Board has concluded that there is a reasonable likelihood that the Bausch & Lomb Offer could result in a Superior Proposal under the Ocular Merger Agreement and, therefore, has deferred the Distribution Date for the Rights until 12:00 midnight, Eastern time, on Thursday, April 27, 2000.

 Certain Litigation

   On April 3, 2000, Bausch & Lomb commenced litigation against Wesley Jessen, the Wesley Jessen Board and Ocular in the Court of Chancery of the State of Delaware, where both Wesley Jessen and Ocular are incorporated. Bausch & Lomb's complaint states that the Ocular Merger Agreement was entered into in breach of the Wesley Jessen Board's fiduciary duties to act on a fully informed basis and to advance the best interests of Wesley Jessen shareholders. The complaint seeks injunctive relief against the Ocular Merger Agreement, seeks to require the Wesley Jessen Board to redeem the preferred share purchase rights to permit shareholders to accept the Bausch & Lomb Offer and requests a declaration that any break-up fee Ocular receives will be held by it as a constructive trustee. The foregoing summary is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(9) to Amendment No. 1 to the SC TO/A filed by Bausch & Lomb on April 4, 2000, and incorporated herein by reference.

   On March 23, and March 24, 2000, respectively, Ari Parnes and Royla Cochran commenced separate lawsuits, on behalf of themselves and all other holders of Wesley Jessen Common Stock other than the defendants and their affiliates, against Wesley Jessen and the Wesley Jessen Board in the Court of Chancery of the State of Delaware, where Wesley Jessen is incorporated. On April 6, 2000, Mr. Parnes and Ms. Cochran filed an amended complaint which joined their separate actions. The amended complaint alleges that the Wesley Jessen Board breached their fiduciary duties of care, loyalty and good faith toward Wesley Jessen shareholders by approving the merger of Ocular with Wesley. The amended complaint seeks certification as a class action, injunctive relief against the Ocular Merger Agreement and a direction that the Wesley Jessen Board (i) give due consideration to any proposed business combination and (ii) ensure that no conflicts exist between the interests of the Wesley Jessen directors and those of the Wesley Jessen public shareholders or resolve any conflicts in favor of the best interests of Wesley Jessen's public shareholders.

   Pursuant to Section 27A(b)(2)(C) of the Securities Act, the safe harbor for forward looking statements under the Private Securities Litigation Reform Act of 1995 is not applicable to a forward looking statement made in connection with a tender offer.

Item 9. Exhibits.

     Exhibit No. Description
     ----------- -----------
         1.      Letter to Shareholders from Kevin Ryan dated April 10, 2000*.
         2.      Letter to Ocular from Kevin Ryan dated April 10, 2000.
         3.      Bilateral Confidentiality Agreement, dated February 28, 2000, between Wesley Jessen VisionCare, Inc. and Bausch & Lomb .
         4.      Press Release issued by Wesley Jessen VisionCare, Inc. on
                 April 10, 2000.
         5.      Amended and Restated Advisory Agreement, dated as of October
                 2, 1996, between Wesley Jessen Corporation and Bain Capital,
                 Inc. (1)
         6.      Wesley Jessen's Proxy Statement for the 1999 Annual Meeting,
                 filed April 22, 1999.
         7.      Employment Agreement, dated October 1, 1999, between Wesley
                 Jessen and Kevin Ryan. (2)
         8.      Employment Agreement, dated June 28, 1995, between Wesley J.
                 Jessen and Edward J. Kelley. (1)
         9.      Unsecured Promissory Note, dated as of May 7, 1997, by Kevin
                 J. Ryan in favor of Wesley-Jessen Corporation. (3)

--------
(1) Incorporated by reference to the applicable exhibit to Wesley Jessen's Registration Statement on Form S-1, Registration No. 333-17353.
(2) Incorporated by reference to the applicable exhibit to Wesley Jessen's Annual Report on Form 10-K for the annual period ended December 31, 1999, File No. 0-22033.
(3) Incorporated by reference to the applicable exhibit to Wesley Jessen's Registration Statement on Form S-1, Registration No. 333-32493.
*Included in the copy of the Schedule 14D-9 mailed to Wesley Jessen's shareholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    /s/ Kevin J. Ryan
                                          By: _________________________________
                                                       Kevin J. Ryan
                                                Chairman and Chief Executive
                                                          Officer

Dated: April 10, 2000

                                  SCHEDULE I

                                                                     Security
                                                                     Ownership
                                                                 -----------------
                                                                 Common
Name                                    Position                  Stock   Options
----                                    --------                 ------  ---------
Kevin J. Ryan........... Chairman of the Board,                   47,058 1,021,600
                          President and Chief Executive Officer

Edward J. Kelley........ Vice President, Finance, Chief           44,943   158,770
                          Financial Officer and Director

Raleigh S. Althisar,     Vice President, Worldwide Manufacturing     505   115,316
 Jr.....................

Ronald J. Artale........ Vice President and Controller               --     28,623

Lawrence L. Chapoy...... Vice President, Research & Development   14,940    70,778

William M. Flynn........ Vice President, Pan Asia                  8,553    52,958

Joseph F. Foos.......... Vice President, Scientific Affairs       12,422    68,357

George H. McCrary....... Vice President, Americas                 41,913    38,482

Daniel M. Roussel....... Vice President, Europe                   12,563   166,890

Thomas F. Steiner....... Vice President, Marketing                 7,199   105,800

Michael A. D'Amato...... Director                                    --     12,000

Adam W. Kirsch (1)...... Director                                 94,644    14,000

Sol Levine.............. Director                                 15,000    12,000

John W. Maki (1)........ Director                                 94,644    14,000

John J. O'Malley (1).... Director                                 94,644    14,000

Stephen G. Pagliuca      Director                                687,428    14,000
 (1)(2).................

--------
(1) Includes 44,240 shares of Common Stock held by BCIP Associates ("BCIP") and 50,404 shares of Common Stock held by BCIP Trust Associates, L.P. ("BCIP Trust"). Each of Messrs. Kirsch, Maki, O'Malley and Pagliuca are general partners of BCIP and BCIP Trust. Each disclaims beneficial ownership of such shares except to the extent of his respective pecuniary interest therein.
(2) Includes 276,432 shares of Common Stock held by Bain Capital Fund IV, L.P. and 316,352 shares of Common Stock held by Bain Capital Fund IV-B, L.P. Mr. Pagliuca is a Managing Director of the general partner of such funds. Mr. Pagliuca disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.


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